

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2012

Via E-mail
Thomas E. Carter
Chief Financial Officer
Nexstar Broadcasting Group, Inc.
515 North O'Connor Boulevard, Suite 1400
Irving, TX 75039

> **Re:** **Nexstar Broadcasting Group, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-184743**
> **Filed November 5, 2012**
>
> **Nexstar Broadcasting, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-184743-01**
> **Filed November 5, 2012**

Dear Mr. Carter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us how Nexstar Broadcasting, Inc. is eligible to register its debt securities and guarantees of your debt securities on Form S-3 under the conditions described in the

registration statements. Specifically address the fact that your and Nexstar Broadcasting, Inc's debt securities may be convertible into other securities.

Prospectus Cover Page

2. Please explain the language "one or more other entities" in addition to Nexstar Broadcasting, Inc. may guarantee some or all of your debt securities. We note that no other entities are listed in the registration statements.

Incorporation Of Certain Information By Reference, page ii

3. Update your registration statements to account for your reports filed after the filing of the registration statements, but before their effectiveness. Refer to Question 118.04 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Jason K. Zachary, Esq.
        Kirkland & Ellis, LLP